UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: January, 2018

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 500, 122 – 1st Avenue South Saskatoon, Saskatchewan S7K 7G3 Canada	13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: January 2, 2018	By:	/s/ Charles V. Magro
	Name:	Charles V. Magro
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	National Instrument 43-101 Technical Report on Cory Potash Deposit (KL 103B), Saskatchewan, Canada, dated February 23, 2017

99.2	National Instrument 43-101 Technical Report on Rocanville Potash Deposit (KLSA 002B & KL 249), Saskatchewan, Canada, dated February 23, 2017

99.3	National Instrument 43-101 Technical Report on Allan Potash Deposit (KL 112R A), Saskatchewan, Canada, dated December 31, 2017

99.4	National Instrument 43-101 Technical Report on Vanscoy Potash Operations, Vanscoy, Saskatchewan, Canada, dated October 31, 2014

99.5	National Instrument 43-101 Technical Report on Lanigan Potash Deposit (KLSA 001B), Saskatchewan, Canada, dated February 25, 2015